April 25, 2016

VIA EDGAR

Carlos Pacho

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.

Annual Report on Form 10-K for the Year Ended December 31, 2015

Filed on March 11, 2016

File No. 001-37576

Dear Mr. Pacho:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated April 14, 2016, relating to the Annual Report on Form 10-K for the Year Ended December 31, 2015 filed with the SEC on March 11, 2016 (the “2015 10-K”).

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type.

Mr. Carlos Pacho

United States Securities and Exchange Commission

April 25, 2016

Financial Statements

Note 10. Income Taxes and Tax Receivables Agreement on page F-26

1. We note that you entered into a Tax Receivable Agreement (TRA) with your pre-IPO shareholders as part of the September 30, 2015 Reorganization. Tell us your consideration of ASC 740-20-45-11g and why you accounted for your TRA obligations as a period expense in the year ended December 31, 2015 rather than equity.

Response to Comment 1:

The Company’s accounting for the TRA liability is to record its best estimate of the obligation at the end of each reporting period. The estimate for the TRA liability is impacted by the Company’s determination of whether the related deferred tax assets are expected to be realized in the future. As noted in the Staff’s comment, the Reorganization occurred on September 30, 2015. At that time, valuation allowances were recorded which fully reserved the deferred tax assets (i.e., net operating losses (“NOLs”) and other associated tax attributes) to which the TRA relates. In that regard, realization of those deferred tax assets was not considered more likely than not, and, therefore, it was the Company’s best estimate that there were no amounts expected to be paid under the TRA at that time. Accordingly, no accrual for a TRA liability was recorded at September 30, 2015, the date of the Reorganization. Had a TRA liability been recorded at the date of Reorganization, such would have been recorded through equity. While no accrual was recorded at September 30, 2015, the Company, in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2015 filed with the SEC on November 13, 2015, appropriately disclosed the existence of the TRA and the potential amount estimated to be payable if the related deferred tax assets were ultimately realized.

At December 31, 2015, as disclosed in the Company’s 2015 10-K, based on an evaluation of all positive and negative evidence pertaining to the realization of the deferred tax assets, the Company released substantially all of its valuation allowances, including those valuation allowances previously recorded against the deferred tax assets to which the TRA relates. With the release of those valuation allowances, the Company recorded the TRA liability as the payments to the pre-IPO shareholders were now expected to be paid given the expected realization of the related deferred tax assets. Recognition of the TRA obligation subsequent to the IPO would represent an element of the Company’s operating results and not the effect of a change in arrangements between the Company and its prior owners. Because the recording of the TRA liability occurred subsequent to the Reorganization, such change in estimate was appropriately recorded as a period expense, instead of through equity. This accounting treatment is consistent with the guidance in ASC 740-20-45-11(g) which states, “All changes in the tax bases of assets and liabilities caused by transactions among or with shareholders shall be included in equity including the effect of valuation allowances initially required upon recognition of any related deferred tax assets. Changes in valuation allowances occurring in subsequent periods shall be included in the income statement.” As discussed above, there were no changes in tax bases of assets and liabilities at September 30, 2015, the date of Reorganization, due to the full valuation allowance recorded at that time. However, consistent with the guidance in ASC 740-20-45-11(g) described above, the subsequent change to tax bases recorded at December 31, 2015 were recorded through the statement of operations.

Mr. Carlos Pacho

United States Securities and Exchange Commission

April 25, 2016

2. Further, we note from the table on page F-28 that you have recorded a disproportionately small deferred tax asset of $2.75 million for this TRA liability. Please tell us how you determined this $2.75 million deferred tax asset.

Response to Comment 2:

The TRA that the Company entered into relates to historic tax attributes that existed at the date of the Reorganization which carried over to the post-Reorganization company. The TRA requires the Company to pay out to the pre-IPO shareholders an amount equal to 85% of the amount of tax savings realized (or in certain cases deemed realized) by the Company as a result of the Company’s pre-IPO NOLs and certain other tax attributes, plus accrued and imputed interest. Payments pursuant to the TRA are intended to be treated for tax purposes as contingent boot in a nontaxable transaction, except to the extent treated as payments of imputed interest. These payouts will occur over time such that a portion of the deferred payouts will be treated as imputed interest for tax purposes. The deferred tax asset that was recorded at December 31, 2015 represents the portion of the TRA liability that represents expected imputed interest for tax purposes. This portion of the TRA that represents an expected future interest deduction for tax purposes was estimated to be approximately $7.26 million, which resulted in a deferred tax asset of $2.75 million. The NOLs and other associated tax attributes are reflected separately within the deferred tax schedule as NOLs and Capital Loss Carryforwards, among others. While realization of these tax attributes creates a payout obligation under the TRA, they did not originate with the recording of the TRA.

Mr. Carlos Pacho

United States Securities and Exchange Commission

April 25, 2016

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 234-5916 or Carl Marcellino of Ropes & Gray LLP at (212) 841-0623 if have any questions regarding this letter.

Very truly yours, SURGERY PARTNERS, INC.
By:	/s/ Teresa F. Sparks
Teresa F. Sparks
Executive Vice President, Chief Financial Officer

cc:	Michael Doyle, Chief Executive Officer

Carl Marcellino, Partner, Ropes & Gray LLP